UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3)*
Star Bulk Carriers Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y8162K121
(CUSIP Number)

Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY  10022
(212) 554-1700

Copy to:

Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 14, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.    ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch Alternative Capital LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,611,004
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,611,004
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,611,004
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐
13.	Percent of Class Represented by Amount in Row (11) 6.07%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8162K121
1.	Names of Reporting Persons. MDRA GP LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,611,004
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,611,004
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,611,004
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.07%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,611,004
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,611,004
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,611,004
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐
13.	Percent of Class Represented by Amount in Row (11) 6.07%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch Debt Recovery Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,693,682
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,693,682
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,693,682
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐
13.	Percent of Class Represented by Amount in Row (11) 2.33%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. Y8162K121
1.	Names of Reporting Persons. Monarch Opportunities Master Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,301,803
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,301,803
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,301,803
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐
13.	Percent of Class Represented by Amount in Row (11) 1.45%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 to Schedule 13D, dated January 16, 2015 (this “Amendment No. 3”) amends the Schedule 13D originally filed on August 5, 2013 (the “Original 13D”) by Monarch Alternative Capital LP (“MAC”), Monarch Debt Recovery Master Fund Ltd. (“MDRMF”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“GP LLC” and together with MAC, MDRMF, and MDRA GP, the “Original Monarch Filers”), as amended by Amendment No. 1, dated October 9, 2013 and Amendment No. 2, dated June 17, 2014.  This Amendment No. 3 is being filed on behalf of the Original Monarch Filers  and Monarch Opportunities Master Fund Ltd. (“MOMF”,  and together with the Original Monarch Filers, the “Monarch Filers”).  This Amendment No. 3 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Star Bulk Carriers Corp., a Marshall Islands corporation (the “Company”).   MAC is the investment advisor to a variety of funds (such funds (including, but not limited to, MDRMF and  MOMF) , collectively the “Monarch Funds”).  The Monarch Filers are filing this Amendment No. 3 to report the change in their beneficial ownership of Common Stock due to an increase in the number of Common Stock outstanding and a recent purchase of Common Stock in a registered public offering.
Item 3.   Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented as follows:
On January 14, 2015, the Monarch Funds collectively expended an aggregate of $17,250,000 of their own investment capital in a registered public offering by the Company in which the applicable Monarch Funds (including MDRMF and MOMF) purchased 3,450,000 shares of Common Stock.
 Item 5.   Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
(a)   Each of MAC, MDRA GP, and GP LLC indirectly beneficially own 9,611,004 shares of Common Stock. Such shares represent 6.07% of the 158,426,654 shares of Common Stock outstanding as of January 14, 2015.   MDRMF directly beneficially owns3,693,682 shares of Common Stock, which represent 2.33% of the outstanding shares of Common Stock.  MOMF directly beneficially owns 2,301,803 shares of Common Stock, which represent 1.45% of the outstanding shares of Common Stock. The percentages used herein and in the rest of this Amendment No. 3 are calculated based upon a number of outstanding shares consisting of 158,426,654  shares of Common Stock as reported in the Company’s prospectus filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission on January 13, 2015.  None of the other individual Monarch Funds owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.
(b)   MAC, MDRA GP and GP LLC share voting and dispositive power over the 9,611,004 shares of Common Stock held directly by the Monarch Funds with each Monarch Fund directly holding such shares including the 3,693,682 shares of Common Stock held by MDRMF and the 2,301,803 shares of Common Stock held by MOMF, subject to the obligations under the Voting Agreement described below.
(c)   Not applicable.
(d)   Not applicable.
(e)   As of January 14, 2015, MDRMF and MOMF no longer beneficially own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock and thus, for so long as such remains the case, will not be included in the Monarch Filers in future filings.
Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 hereby amended by adding the following paragraph at the end thereof:
In connection with the registered public offering of the Company described in Item 3 above, Monarch Alternative Solutions Master Fund Ltd, Monarch Capital Master Partners III-A LP, Monarch Capital Master Partners III  LP, Monarch Debt Recovery Master Fund Ltd, Monarch Opportunities Master Fund Ltd and P Monarch Recovery Ltd. entered into a customary lock-up agreement (the “Lock-Up Agreement”) with the representatives of the underwriters in such offering, restricting certain dispositions of shares of Common Stock for a duration of 60 days from the date of that certain underwriting agreement, dated January 9, 2015, subject to certain exceptions, including, but not limited to, transfers to certain affiliates and being permitted to pledge their shares of Common Stock as collateral or security for foreign exchange swaps and custody agreements and to make transfers of pledged shares of Common Stock as a result of foreclosure thereupon.

The foregoing summary of the Lock-Up Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Lock-Up Agreement, appended to that certain Underwriting Agreement, which was filed as an Exhibit 1.1 to Form 6-K filed with the Securities and Exchange Commission by the Company on January 15, 2015 and is incorporated herein by reference.

The Monarch Filers have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement and any amendment or amendments hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.
The description of the Joint Filing Agreement contained in this Amendment No. 3 is qualified in its entirety by reference to Exhibit 99.4 hereto.

Item 7.   Material to be Filed as Exhibits.
99.4	Joint Filing Agreement, dated as of January 16, 2015, by and among the Monarch Filers.

[Signatures on following page]

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated:  January 16, 2015
MONARCH ALTERNATIVE CAPITAL LP
By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MONARCH DEBT RECOVERY MASTER FUND LTD
By: Monarch Alternative Capital LP, its investment manager
By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer
MONARCH OPPORTUNITIES MASTER FUND LTD
By: Monarch Alternative Capital LP, its investment manager
By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

MDRA GP LP
By: Monarch GP LLC, its general partner
By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

MONARCH GP LLC
By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

SCHEDULE I
Monarch GP LLC
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch Debt Recovery Master Fund Ltd
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of certain Cayman entities	Canada
Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch Opportunities Master Fund Ltd
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of certain Cayman entities	Canada
Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States